Exhibit 21

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Formation	Company Owned By Percentage
Deep Core Inc.	Cayman Islands	100.00%
DCX S.A.S.	Colombia	99.68%
Deep Core (Barbados) Inc.	Barbados	100.00%